Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: September 3, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.Verizon.com/investor.

Welcome to the new Verizon.

Today marks a major milestone for our company. We announced today that we have reached a definitive agreement with Vodafone to acquire their 45 percent stake in Verizon Wireless. This is more than a financial transaction – it’s a transformation.

Verizon is unlike any other company. Our extraordinary assets will allow us to attack what we expect to be a $250 billion market opportunity across our platforms by 2017. Soon we will be even more efficient, agile and market responsive. There will be no organizational boundaries to developing solutions that serve our customers best, while delivering superior returns for our shareholders.

At the same time, our competitors are not standing still, so we must recognize this moment as a great opportunity to take a leap forward in our strategy and act with a sense of urgency to eliminate any barriers to our performance while continuing to deliver for our customers. Only by working together will we unlock the full potential of a New Verizon.

We expect to complete the approval process and close the transaction in the first quarter of 2014. Before that time, I have every expectation that we will continue to achieve our target performance for the rest of the year and maintain our high standards for network quality and customer service.

Your consistently high performance has undoubtedly made Verizon the company it is today. This announcement is just another example of the value you all have built, and puts extra responsibility on all of us to keep delivering the superior performance.

Thank you for your continued hard work and dedication. Let’s remain focused on our priorities and our objectives, and continue to provide our customers with outstanding service.

Please join me and Fran Shammo for a brief webcast Tuesday at 11 a.m. ET so we can further discuss this historic milestone.

Lowell

FORWARD-LOOKING STATEMENTS

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Vodafone’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website, at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.